EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year		Year		Year		Year		Year
	Ended		Ended		Ended		Ended		Ended
	December 31, 2017		December 31, 2016		December 31, 2015		December 31, 2014		December 31, 2013

Income From Continuing Operations	58,790		45,797		39,762		18,776		$18,945
Add:
Interest on indebtedness	17,158		14,521		11,616		7,636		5,739
Amortization of financing costs	979		822		690		951		736

Earnings	$76,927		$61,140		$52,068		$27,363		$25,420

Fixed charges and preferred stock dividends:
Interest on indebtedness and capitalized interest	$17,728		$14,732		$11,655		$7,899		$6,306
Amortization of financing costs	979		822		690		951		736

Fixed charges	18,707		15,554		12,345		8,850		7,042

Add:
Preferred stock dividends	-		-		-		-		-

Combined fixed charges and preferred stock dividends	$18,707		$15,554		$12,345		$8,850		$7,042

Ratio of earnings to fixed charges	4.11	x	3.93	x	4.22	x	3.09	x	3.61	x